SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarter ended September 30, 2005
Fresh Del Monte Produce Inc.
(Exact Name of Registrant as Specified in Its Charter)
The Cayman Islands
(State or Other Jurisdiction of
Incorporation or Organization)
Walker House, Mary Street
P.O. Box 908GT
George Town, Grand Cayman
(Address of Registrant’s Principal Executive Office)
c/o Del Monte Fresh Produce Company
241 Sevilla Avenue
Coral Gables, Florida 33134
(Address of Registrant’s U.S. Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
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CONSOLIDATED BALANCE SHEETS
(U.S. dollars in millions, except share and per share data)

	September 30,	December 31,
	2005	2004
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$35.0	$42.1
Trade accounts receivable, net of allowance of $20.0 and $20.2, respectively	266.3	276.0
Advances to growers and other receivables, net of allowances of $20.7	85.8	54.7
Inventories	389.9	347.3
Deferred income taxes	7.1	3.8
Prepaid expenses and other current assets	21.5	18.4

Total current assets	805.6	742.3

Investments in and advances to unconsolidated companies	14.0	15.5
Property, plant and equipment, net	891.6	914.7
Deferred income taxes	30.6	33.4
Other noncurrent assets	107.9	103.4
Goodwill	238.3	248.7

Total assets	$2,088.0	$2,058.0

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$380.2	$398.3
Current portion of long-term debt and capital lease obligations	8.5	15.8
Deferred income taxes	15.6	14.1
Income taxes payable	15.1	14.2

Total current liabilities	419.4	442.4

Long-term debt and capital lease obligations	308.9	347.7
Retirement benefits	92.8	96.0
Other noncurrent liabilities	38.5	41.7
Deferred income taxes	52.2	53.0

Total liabilities	911.8	980.8

Minority interests	9.9	8.0

Commitments and contingencies	—	—

Shareholders’ equity:
Preferred shares, $0.01 par value; 50,000,000 shares authorized; none issued or outstanding	—	—
Ordinary shares, $0.01 par value; 200,000,000 shares authorized; 58,008,480 and 57,690,074 issued and outstanding	0.6	0.6
Paid-in capital	380.5	376.9
Retained earnings	789.9	714.6
Accumulated other comprehensive loss	(4.7)	(22.9)

Total shareholders’ equity	1,166.3	1,069.2

Total liabilities and shareholders’ equity	$2,088.0	$2,058.0

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
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CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
(U.S. dollars in millions, except share and per share data)

	Three months ended		Nine months ended
	September 30,	September 24,	September 30,	September 24,
	2005	2004	2005	2004
Net sales	$740.5	$610.4	$2,501.8	$2,087.8
Cost of products sold	690.0	579.6	2,230.8	1,890.7

Gross profit	50.5	30.8	271.0	197.1

Selling, general and administrative expenses	46.5	29.3	143.7	83.6
Asset impairment charges	—	5.4	2.1	5.4

Operating income (loss)	4.0	(3.9)	125.2	108.1

Interest expense	2.7	0.9	11.7	3.3
Interest income	0.1	0.4	0.5	0.7
Other income (expense), net	—	(1.7)	(2.4)	—

Income (loss) before income taxes	1.4	(6.1)	111.6	105.5

Provision for (benefit from) income taxes	(4.3)	(19.8)	1.5	(14.6)

Net income	$5.7	$13.7	$110.1	$120.1

Net income per ordinary share — Basic	$0.10	$0.24	$1.90	$2.09

Net income per ordinary share — Diluted	$0.10	$0.24	$1.90	$2.08

Dividends declared per ordinary share	$0.20	$0.20	$0.60	$0.60

Weighted average number of ordinary shares:
Basic	58,003,667	57,555,461	57,898,573	57,428,477

Diluted	58,106,339	57,833,302	58,069,914	57,763,443

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
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CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
(U.S. dollars in millions)

	Nine months ended
	September 30,	September 24,
	2005	2004
Operating activities:
Net income	$110.1	$120.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	66.6	51.1
Asset impairment charges	2.1	5.4
Reversal of accrual for tax contingency	—	(18.0)
Other, net	(11.0)	4.3
Changes in operating assets and liabilities, net of acquisitions:
Receivables	9.5	22.9
Inventories	(45.2)	(6.9)
Prepaid expenses and other current assets	(3.2)	(17.7)
Accounts payable and accrued expenses	8.1	2.6
Other noncurrent assets and liabilities	(9.3)	(1.8)

Net cash provided by operating activities	127.7	162.0

Investing activities:
Capital expenditures	(54.9)	(70.1)
Proceeds from sale of assets	1.7	1.0
Purchase of subsidiaries, net of cash acquired	(0.9)	(18.8)
Other investing activities, net	0.3	(2.4)

Net cash used in investing activities	(53.8)	(90.3)

Financing activities:
Proceeds from long-term debt	535.8	90.0
Payments on long-term debt	(587.4)	(101.8)
Proceeds from stock options exercised	3.6	3.2
Payments of dividends	(34.8)	(34.5)

Net cash used in financing activities	(82.8)	(43.1)

Effect of exchange rate changes on cash	1.8	1.5

Net (decrease) increase in cash and cash equivalents	(7.1)	30.1
Cash and cash equivalents, beginning	42.1	51.0

Cash and cash equivalents, ending	$35.0	$81.1

Supplemental cash flow information:
Cash paid for interest, net of amounts capitalized	$10.4	$2.1

Cash paid for income taxes	$2.7	$5.5

Non-cash financing and investing activities:
Purchases of assets under capital lease obligations	$6.1	$0.9

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
1. General
Fresh Del Monte Produce Inc. (“Fresh Del Monte”) was incorporated under the laws of the Cayman Islands on August 29, 1996 and is 43.4% owned by IAT Group Inc., which is 100% owned by members of the Abu-Ghazaleh family. In addition, members of the Abu-Ghazaleh family directly own 8.5% of the outstanding ordinary shares of Fresh Del Monte.
In the opinion of management, the accompanying unaudited consolidated financial statements of Fresh Del Monte and its subsidiaries include all adjustments, consisting of normal recurring adjustments, necessary to present fairly their financial position as of September 30, 2005 and their operating results for the three- and nine-month periods and cash flows for the nine-month period then ended. Interim results are subject to significant seasonal variations and may not be indicative of the results of operations that may be expected for the entire 2005 year.
Certain amounts from 2004 have been reclassified to conform to the 2005 presentation.
For additional information, see Fresh Del Monte’s Consolidated Financial Statements included in Fresh Del Monte’s Annual Report on Form 20-F/A for the year ended December 31, 2004.
2. Stock-Based Compensation
As permitted under Statement of Financial Accounting Standards (“SFAS”) No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FAS 123” (“SFAS 148”), which amended SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), Fresh Del Monte has chosen to account for its stock plans under the intrinsic value method as allowed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. Under APB 25, because the exercise price of Fresh Del Monte’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense was recorded. SFAS 148 requires disclosure of the estimated fair value of employee stock options granted and pro forma financial information assuming compensation expense was recorded using these fair values.
For purposes of pro forma disclosures required by SFAS 148, the estimated fair value of the options is amortized to expense over the options’ vesting period. The following information shows the effect on net income and earnings per share as if Fresh Del Monte had applied the fair value recognition provisions of SFAS 123 for the three and nine months ended September 30, 2005 and September 24, 2004 (U.S. dollars in millions, except per share data):

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (Unaudited)
2. Stock-Based Compensation (continued)

	Three months ended		Nine months ended
	September 30,	September 24,	September 30,	September 24,
	2005	2004	2005	2004
Reported net income	$5.7	$13.7	$110.1	$120.1
Deduct: Stock-based compensation expense under fair value method, net of related tax effects	(0.8)	(0.2)	(4.9)	(0.8)

Net income, pro forma	$4.9	$13.5	$105.2	$119.3

Net income per ordinary share, reported:
Basic	$0.10	$0.24	$1.90	$2.09

Diluted	$0.10	$0.24	$1.90	$2.08

Net income per ordinary share, pro forma:
Basic	$0.08	$0.23	$1.82	$2.08

Diluted	$0.08	$0.23	$1.81	$2.07

3. Acquisition
Del Monte Foods Europe Acquisition
On October 1, 2004, Fresh Del Monte acquired Del Monte Foods Europe, including its operations in Europe, Africa and the Middle East. Del Monte Foods Europe is a vertically integrated producer, marketer and distributor of prepared fruit and vegetables, juices, beverages, snacks and desserts and holds a perpetual, royalty-free license to use the Del Monte® brand for processed and/or canned foods in more than 100 countries throughout Europe, Africa and the Middle East. Del Monte® is the leading brand for canned fruit and pineapple in many Western European markets and is a leading brand in the United Kingdom beverage market. Fresh Del Monte acquired Del Monte Foods Europe for $339.6 million financed through cash on hand and drawings under the Revolving Credit Facility (see Note 5). The purchase price included $24.0 million of assumed debt. The acquisition included $6.9 million of transaction related expenses.
The acquisition has been accounted for as a purchase and, accordingly, the purchase price was allocated to the fair value of assets acquired and liabilities assumed. The excess of the purchase price over the fair value of the assets acquired and liabilities assumed amounted to $72.2 million, none of which is tax deductible.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (Unaudited)
3. Acquisition (continued)
The following table summarizes the fair values of the assets acquired and liabilities assumed on the date of acquisition (U.S. dollars in millions):

Current assets	$194.8
Property, plant and equipment	122.9
Other noncurrent assets	18.5
Identified intangibles	81.7
Current liabilities	(96.3)
Other noncurrent liabilities	(54.2)

Net assets acquired	267.4
Purchase price	339.6

Goodwill	$72.2

4. Inventories
Inventories consisted of the following (U.S. dollars in millions):

	September 30,	December 31,
	2005	2004
Finished goods	$176.6	$150.4
Raw materials and packaging supplies	104.6	96.6
Growing crops	108.7	100.3

Total inventories	$389.9	$347.3

5. Long-Term Debt
On March 21, 2003, Fresh Del Monte, and certain wholly-owned subsidiaries entered into a $400.0 million, four-year syndicated revolving credit facility (“Revolving Credit Facility”), with Rabobank Nederland, New York Branch, as administrative agent. On November 9, 2004, the Revolving Credit Facility was amended to increase the total commitment to $600.0 million, to add a term loan commitment of up to $400.0 million, to extend its maturity to November 10, 2009 and to increase the letter of credit facility to $100.0 million.
The Revolving Credit Facility is collateralized directly or indirectly by substantially all of Fresh Del Monte’s assets and is guaranteed by certain of Fresh Del Monte’s subsidiaries. The Revolving Credit Facility permits borrowings with an interest rate, determined by Fresh Del Monte’s leverage ratio, based on a spread over London Interbank Offer Rate (“LIBOR”) (4.82% at September 30, 2005). At September 30, 2005, $285.8 million was outstanding under the Revolving Credit Facility.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (Unaudited)
5. Long-Term Debt (continued)
The Revolving Credit Facility requires Fresh Del Monte to be in compliance with various financial and other covenants and limits the amount of future dividends. As of September 30, 2005, Fresh Del Monte was in compliance with all of the financial and other covenants contained in the Revolving Credit Facility.
At September 30, 2005, Fresh Del Monte had $288.6 million available under committed working capital facilities, primarily all of which is represented by the Revolving Credit Facility. The Revolving Credit Facility also includes a swing line facility and a letter of credit facility. At September 30, 2005, Fresh Del Monte applied $27.9 million to the letter of credit facility, primarily related to the Del Monte Foods Europe acquisition, which requires Fresh Del Monte to guarantee certain contingent obligations under the purchase agreement.
6. Comprehensive Income
The following table sets forth comprehensive income of Fresh Del Monte for the three and nine months ended September 30, 2005 and September 24, 2004 (U.S. dollars in millions):

	Three months ended		Nine months ended
	September 30,	September 24,	September 30,	September 24,
	2005	2004	2005	2004
Comprehensive income:
Net income	$5.7	$13.7	$110.1	$120.1
Net unrealized gains (losses) on derivatives	(1.3)	8.9	56.3	23.0
Net unrealized foreign currency translation gains (losses)	(3.2)	0.2	(39.1)	0.7
Reduction in additional minimum pension liability	—	—	1.0	—

Comprehensive income	$1.2	$22.8	$128.3	$143.8

7. Contingencies
DBCP Litigation
Beginning in December 1993, certain of Fresh Del Monte’s U.S. subsidiaries were named among the defendants in a number of actions in courts in Texas, Louisiana, Hawaii, California and the Philippines involving allegations by numerous foreign plaintiffs that they were injured as a result of exposure to a nematocide containing the chemical dibromochloropropane (“DBCP”) during the period from 1965 to 1990.
On February 16, 1999, two of Fresh Del Monte’s U.S. subsidiaries were served in the Philippines in an action entitled Davao Banana Plantation Workers’ Association of Tiburcia, Inc. v. Shell Oil Co., et al. The action was brought by the Banana Workers’ Association (the “Association”) on behalf of its 34,852 members for injuries they allege to have incurred as a result of DBCP exposure. Approximately 13,000 members of the Association claim employment on a farm that was under contract to one of Fresh Del

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (Unaudited)
7. Contingencies (continued)
Monte’s subsidiaries at the time of the alleged DBCP use. Fresh Del Monte’s subsidiaries filed motions to dismiss and for reconsideration on jurisdictional grounds, which were denied. Accordingly, Fresh Del Monte’s subsidiaries answered the complaint denying all of the plaintiff’s allegations. Fresh Del Monte’s subsidiaries believe substantial defenses exist to the claims asserted by the Association. On October 3, 2002, the Philippine Court of Appeals ruled that the method of service used by the Association to serve the defendants was improper and dismissed the Association’s complaint. As a result of this decision, the trial court suspended the proceedings indefinitely. In 2002, the Association filed a motion for reconsideration of the dismissal of its complaint, which remains pending.
In 1997, plaintiffs from Costa Rica and Guatemala named certain of Fresh Del Monte’s U.S. subsidiaries in a class action in Hawaii. The action was dismissed by a federal district court on grounds of forum non conveniens in favor of the courts of the plaintiffs’ home countries and the plaintiffs appealed this decision. As a result of the dismissal of the Hawaiian action, several Costa Rican and Guatemalan individuals filed the same type of actions in those countries. The Guatemalan action was dismissed for plaintiff’s failure to prosecute the action. On April 22, 2003, the plaintiffs’ appeal of the dismissal was affirmed by the Supreme Court of the United States, thereby remanding the action to the Hawaiian State Court. The plaintiffs have taken no further action.
On June 19, 1995, a group of several thousand plaintiffs in an action entitled Lucas Pastor Canales Martinez, et al. v. Dow Chemical Co. et al. sued one of Fresh Del Monte’s U.S. subsidiaries along with several other defendants in the District Court for the Parish of St. Charles, Louisiana, asserting injuries due to the alleged exposure to DBCP. The Fresh Del Monte subsidiary answered the complaint and asserted substantial defenses, eventually settling with all but 13 of the Canales Martinez plaintiffs in federal court. On October 25, 2001, defendants filed a motion to dismiss the action on grounds of forum non conveniens in favor of plaintiffs’ home countries. On July 16, 2002, the district court denied that motion and the defendants filed a motion requesting immediate review by the Court of Appeals, which was denied by the district court on August 21, 2002. On August 28, 2002, defendants filed a petition for a writ of mandamus before the Court of Appeals with respect to the district court’s denial of defendants’ motion to dismiss the action on grounds of forum non conveniens. As a result of the Supreme Court’s decision in the Hawaiian action, the district court remanded these actions to state court in Louisiana. The plaintiffs have taken no further action.
On November 15, 1999, one of Fresh Del Monte’s subsidiaries was served in two actions entitled, Godoy Rodriguez, et al. v. AMVAC Chemical Corp., et al. and Martinez Puerto, et al. v. AMVAC Chemical Corp., et al., in the 29th Judicial District Court for the Parish of St. Charles, Louisiana. These actions were removed to federal court, where they have been consolidated. As a result of the Supreme Court’s decision in the Hawaiian action, the district court remanded these actions to state court in Louisiana. At this time, it is not known how many of the 2,962 Godoy Rodriguez and Martinez Puerto plaintiffs are making claims against the Fresh Del Monte subsidiary.
On October 14, 2004, two of Fresh Del Monte’s subsidiaries were served with a complaint in an action styled Angel Abarca, et al. v. Dole Food Co., et al. filed in the Superior Court of the State of California for the County of Los Angeles on behalf of more than 2,600 Costa Rican banana workers who claim injury from exposure to DBCP. On October 8, 2004 (prior to service on Fresh Del Monte’s subsidiaries), a co-defendant removed the action to the United States District Court for the Central District of

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (Unaudited)
7. Contingencies (continued)
California. An initial review of the plaintiffs in the Abarca action denotes that a substantial number of the plaintiffs were claimants in prior DBCP actions in Texas and may have participated in the settlement of those actions. On December 9, 2004, plaintiffs’ counsel served notices of voluntary dismissal pursuant to Federal Rule 41(a)(1) to all defendants except for The Dow Chemical Co (“Dow”). The same day, the District Court granted plaintiffs’ motion to remand. Fresh Del Monte, its subsidiaries and the other defendants apart from Dow, jointly moved to quash service before the state court on the grounds that they have been dismissed from the action.
On April 25, 2005, two of Fresh Del Monte’s subsidiaries were served with a complaint styled Juan Jose Abrego, et.al. v. Dole Food Company, et al. filed in the Superior Court of the State of California for the County of Los Angeles on behalf of 955 Guatemalan residents who claim injury from exposure to DBCP. An initial review of the Plaintiffs in the Abrego action denotes that a substantial number of the plaintiffs released their claims with prejudice as part of the December 1998 settlement with Fresh Del Monte’s subsidiaries as well as in prior settlement with other defendants. On May 13, 2005, co-defendant Dow removed the action to the United States District Court for the Central District of California. Plaintiffs filed a motion to remand on June 15, 2005, which Dow opposed. On October 6, 2005, the District Court remanded the action to the state court of California.
On April 25, 2005, two of Fresh Del Monte’s subsidiaries were served in a complaint styled Antonio Abrego, et al. v. Dole Food Company, et al. filed in the Superior Court of California for the County of Los Angeles on behalf of 612 Panamanian residents who claim injury from exposure to DBCP. On May 6, 2005, plaintiffs amended the complaint to add an additional 548 plaintiffs, for a total of 1,160. Fresh Del Monte and its subsidiaries have never owned, managed or otherwise been involved with any banana growing operations in Panama. On May 13, 2005, co-defendant Dow removed the action to the United States District Court for the Central District of California. On June 10, 2005, the Court directed Dow to show cause in writing as to why the amount in controversy requirement had been sufficiently met to invoke federal jurisdiction, which Dow subsequently filed on June 17, 2005. On October 11, 2005, the District Court remanded the action to the state court of California.
On April 25, 2005, two of Fresh Del Monte’s subsidiaries were served with a complaint styled Miguel Jose Acosta et al. v. Dole Food Company, et al. filed in the Superior Court of the State of California for the County of Los Angeles on behalf of 633 Honduran residents who claim exposure to DBCP. Fresh Del Monte and its subsidiaries have never owned, managed or otherwise been involved with any banana growing operations in Honduras. The complaint was subsequently amended to add an additional 469 plaintiffs (for a total of 1,102), and re-styled Prospero Aceituno Linares, et al. v. Dole Food Company, et al. On May 13, 2005, co-defendant Dow removed the action to the United States District Court for the Central District of California. The District Court sua sponte remanded the action on May 16, 2005, and subsequently rejected an amended notice of removal on May 27, 2005. On May 31, 2005, Dow filed a petition before the Court of Appeals for the Ninth Circuit seeking permission to appeal the District Court’s remand order. The petition was denied on September 19, 2005.
Former Shareholders Litigation
On December 30, 2002, Fresh Del Monte was served with a complaint filed on December 18, 2002 in the Circuit Court of the 11th Judicial Circuit in and for Miami-Dade County, Florida by seven Mexican

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (Unaudited)
7. Contingencies (continued)
individuals and corporations, who claim to have been former indirect shareholders of Fresh Del Monte’s predecessor, against Fresh Del Monte, and certain current and former directors, officers and shareholders of Fresh Del Monte and its predecessor (the “Florida Complaint”).
The Florida Complaint alleges that instead of proceeding with a prospective buyer who offered superior terms, the former chairman of Fresh Del Monte’s predecessor and majority shareholder, agreed to sell Fresh Del Monte’s predecessor to its current majority shareholder at a below market price as the result of commercial bribes allegedly paid by Fresh Del Monte’s current majority shareholder and chief executive officer to Fresh Del Monte’s predecessor’s former chairman. On February 20, 2003, Fresh Del Monte filed a motion to dismiss the Florida Complaint and the oral argument was heard on June 19, 2003. On July 22, 2003, the court granted in part and denied in part Fresh Del Monte’s motion to dismiss the Florida Complaint, dismissing two of the 11 counts. Mediation of the Florida Complaint occurred on September 9, 2005, but was unsuccessful. Fresh Del Monte believes that the allegations of the remaining Florida complaint are entirely without merit.
Class Action Litigation
     a. Pineapple Class Actions
On April 16, 2004, four fruit wholesalers filed a consolidated complaint against two of Fresh Del Monte’s subsidiaries in the United States District Court for the Southern District of New York. The plaintiffs claim to have purchased Del Monte Gold™ pineapples from Fresh Del Monte’s subsidiaries. This consolidated action is brought as a putative class action on behalf of all direct purchasers of Del Monte Gold™ pineapples from March 1, 1996 through the present. The court directed the plaintiffs to file a new consolidated complaint, which was filed on August 2, 2004 and consists of the four fruit wholesalers and two individual consumers who had filed their complaints in the federal court for the Southern District of New York. In addition to these six actions, other class actions against Fresh Del Monte were transferred to the United States District Court for the Southern District of New York by the Judicial Panel on Multidistrict Litigation (“JPML”) and then remanded as described below. The new consolidated complaint alleges claims for: (1) monopolization and attempted monopolization; (2) restraint of trade; (3) unfair and deceptive trade practices; and (4) unjust enrichment. On May 27, 2005, Fresh Del Monte filed a motion to dismiss the indirect and direct purchasers’ claims for unjust enrichment which remains pending.
On March 5, 2004, an alleged individual consumer filed a putative class action complaint against Fresh Del Monte’s subsidiaries in the state court of Tennessee on behalf of consumers who purchased (other than for resale) Del Monte Gold™ pineapples in Tennessee from March 1, 1996 to May 6, 2003. The complaint alleges violations of the Tennessee Trade Practices Act and the Tennessee Consumer Protection Act. On April 14, 2004, Fresh Del Monte’s subsidiaries removed this action to federal court. The plaintiffs filed a motion for remand to state court which was granted by the court on July 7, 2004. This action will now proceed in the state court of Tennessee. On February 18, 2005, Fresh Del Monte’s subsidiaries filed a motion to dismiss the complaint which remains pending.
On March 17, 2004, an alleged individual consumer filed a putative class action complaint against Fresh Del Monte and its subsidiaries in the state court of California on behalf of residents of California who purchased (other than for re-sale) Del Monte Gold™ pineapples between March 1, 1996 and May 6,

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (Unaudited)
7. Contingencies (continued)
2003. The complaint alleges violations of the Cartwright Act, unfair competition in violation of the California Business and Professional Code, common law monopolization and unjust enrichment. On April 19, 2004, Fresh Del Monte removed this action to federal court. The plaintiffs filed a motion for remand to state court which was granted by the court on July 8, 2004. This action will now proceed in the state court of California. On October 29, 2004, Fresh Del Monte filed a motion to dismiss the plaintiff’s complaint which was granted in part and denied in part. The court dismissed plaintiff’s unjust enrichment and disgorgement claims. Plaintiff filed an amended complaint on January 4, 2005. The court granted Fresh Del Monte and its subsidiaries’ motion to dismiss with respect to plaintiff’s claims for monopolization and violation of the California Business and Professional Code. On April 14, 2005, the plaintiff filed a second amended class action complaint for unfair competition under the California Business and Professional Code.
On March 18, 2004, two alleged individual consumers filed putative class action complaints against Fresh Del Monte and its subsidiaries in the state court of California on behalf of residents of California who purchased (other than for re-sale) Del Monte Gold™ pineapples between March 1, 1996 and May 6, 2003. The complaints allege common law monopolization, unfair competition in violation of the California Business and Professional Code, unjust enrichment and violations of the Consumer Legal Remedies Act. On April 19, 2004, Fresh Del Monte removed these actions to federal court. The plaintiffs filed a motion for remand to the state court of California and Fresh Del Monte opposed that motion. In addition, Fresh Del Monte filed a motion to stay the actions which was granted by the federal court. On October 25, 2004, these actions were transferred to the United States District Court for the Southern District of New York by the JPML. On May 11, 2005, the court granted plaintiff’s motion to remand and these cases will now proceed in California state court.
On April 19, 2004, an alleged individual consumer filed a putative class action complaint against Fresh Del Monte’s subsidiaries in the state court of Florida on behalf of Florida residents who purchased (other than for re-sale) Del Monte Gold™ pineapples between March 1, 1996 and May 6, 2003. The complaint alleges fraudulent concealment/tolling of statute of limitations, violations of the Florida Deceptive and Unfair Trade Practices Act and unjust enrichment. On May 11, 2004, Fresh Del Monte’s subsidiaries removed this action to federal court. The plaintiffs filed a motion for remand to state court and Fresh Del Monte’s subsidiaries opposed that motion. The court granted plaintiff’s motion to remand. The case will now proceed in state court of Florida. On October 27, 2004, Fresh Del Monte filed a motion to dismiss the plaintiff’s complaint which remains pending.
On April 29, 2004, an alleged individual consumer filed a putative class action complaint against Fresh Del Monte’s subsidiaries in the state court of Arizona on behalf of residents of Arizona who purchased (other than for re-sale) Del Monte Gold™ pineapples between November 1997 and January 2003. The complaint alleges monopolization and attempted monopolization in violation of the Arizona Consumer Fraud Act, and unjust enrichment in violation of common law. On May 24, 2004, Fresh Del Monte’s subsidiaries removed this action to federal court. The plaintiffs filed a motion for remand and Fresh Del Monte’s subsidiaries opposed that motion. Fresh Del Monte’s subsidiaries are not required to respond to the complaint until 20 days after the resolution of plaintiffs’ motion to remand. On October 25, 2004, this action was transferred to the United States District Court for the Southern District of New York by the JPML. The plaintiffs filed a motion for remand which was granted by the court on April 20, 2005. This action will now proceed in Arizona state court. On July 25, 2005, Fresh Del Monte filed a motion to

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (Unaudited)
7. Contingencies (continued)
dismiss which remains pending.
On July 2, 2004, an alleged individual consumer filed a putative class action which was served on August 24, 2004 against Fresh Del Monte’s subsidiaries in the state court of Nevada on behalf of residents of Nevada who purchased (other than for re-sale) Del Monte Gold™ pineapples between November 1997 and January 2003. The complaint alleges restraint of trade in violation of Nevada statutes, common law monopolization and unjust enrichment. On September 13, 2004, Fresh Del Monte’s subsidiaries removed this action to federal court. On November 15, 2004, this action was transferred to the United States District Court for the Southern District of New York by the JPML. The plaintiffs filed a motion for remand which was granted by the court on April 20, 2005. This action will now proceed in Nevada state court.
     b. Banana Class Actions
Between July 25, 2005 and August 22, 2005, several plaintiffs served putative class action complaints against Fresh Del Monte, certain subsidiaries and several other corporations all in the United States District Court for the Southern District of Florida on behalf of all direct purchasers of bananas for the period from May 2003 to the present. The complaints allege that the defendants engaged in a continuing agreement, understanding and conspiracy to restrain trade by artificially raising, fixing and maintaining the prices of, and otherwise restricting the sale of, bananas in the United States in violation of Section 1 of the Sherman Act. A similar action was brought by a New York corporation for the period from July 2001 to the present.
Additionally, on August 8, 2005, Florida, Arizona and Kansas residents served a putative class action complaint against Fresh Del Monte, one of its subsidiaries and several other corporations in the United States District Court for the Southern District of Florida on behalf of all indirect purchasers of bananas for the period from May 2003 to the present. That complaint alleges violations of numerous state antitrust, competition, and unjust enrichment statutes.
All cases except for the case on behalf of the indirect purchaser and the case alleging misconduct beginning in July 2001 have been consolidated in the U.S. District Court for the Southern District of Florida.
In the consolidated direct purchaser cases, the parties have submitted to the court for approval an agreed scheduling order which provides for summary judgment motions to be completed on the merits of the individual claims before class certification issues are addressed. The indirect purchaser action has not yet been served, and discussions with counsel have not yet occurred.
No discovery has commenced. The agreed scheduling order provides for an amended, consolidated complaint to be filed on November 16, 2005, and motions to dismiss to be filed on December 22, 2005. Written discovery would commence on February 27, 2006, and summary judgment motions would be filed on December 15, 2006. The schedule provides for an October 1, 2007 trial date.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (Unaudited)
7. Contingencies (continued)
Germany’s European Union Antitrust Investigation
On June 2, 2005, one of Fresh Del Monte’s German subsidiaries was visited by Germany’s European Union (“EU”) antitrust authority which is investigating Fresh Del Monte’s subsidiary for possible violations of the EU’s competition laws. Germany’s EU antitrust authority has not communicated with Fresh Del Monte or its subsidiary since its visit. Fresh Del Monte and its subsidiary are fully cooperating and will continue to fully cooperate with the investigation.
Fresh Del Monte and its subsidiaries intend to vigorously defend themselves in all of the above matters. At this time, management is not able to evaluate the likelihood of a favorable or unfavorable outcome in any of the above-described matters. Accordingly, management is not able to estimate the range or amount of loss, if any, from any of the above-described matters and no accruals or expenses have been recorded as of September 30, 2005, except as related to the Kunia Well Site discussed below.
Kunia Well Site
In 1980, elevated levels of certain chemicals were detected in the soil and ground-water at a plantation leased by one of Fresh Del Monte’s U.S. subsidiaries in Honolulu, Hawaii (“Kunia Well Site”). Shortly thereafter, Fresh Del Monte’s subsidiary discontinued the use of the Kunia Well Site and provided an alternate water source to area well users and the subsidiary commenced its own voluntary cleanup operation. In 1993, the Environmental Protection Agency (“EPA”) identified the Kunia Well Site for potential listing on the National Priorities List (“NPL”) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. On December 16, 1994, the EPA issued a final rule adding the Kunia Well Site to the NPL. On September 28, 1995, Fresh Del Monte’s subsidiary entered into an order (the “Order”) with the EPA to conduct the remedial investigation and the feasibility study of the Kunia Well Site. Under the terms of the Order, Fresh Del Monte’s subsidiary submitted a remedial investigation report in November 1998 and a final draft feasibility study in December 1999 (which was updated from time to time) for review by the EPA. The EPA approved the remedial investigation report in February 1999 and the feasibility study on April 22, 2003.
As a result of communications with the EPA in 2001, Fresh Del Monte recorded a charge of $15.0 million in the third quarter of 2001 to increase the recorded liability to the estimated expected future cleanup cost for the Kunia Well Site to $19.1 million. Based on conversations with the EPA in the third quarter of 2002 and consultation with Fresh Del Monte’s legal counsel and other experts, Fresh Del Monte recorded a charge of $7.0 million during the third quarter of 2002 to increase the accrual for the expected future clean up costs for the Kunia Well Site to $26.1 million. As of September 30, 2005, $23.3 million is included in other long-term liabilities for the Kunia Well Site clean-up.
On September 25, 2003, the EPA issued the Record of Decision (“ROD”). The EPA estimates in the ROD that the remediation costs associated with the clean up of the Kunia Well Site will range from $12.9 million to $25.4 million and will last approximately 10 years. Certain portions of the EPA’s estimates have been discounted using a 5% interest rate. The undiscounted estimates are between $14.8 million and $28.7 million. On January 13, 2004, the EPA deleted a portion of the Kunia Well Site (Northeast section) from the NPL. On May 2, 2005, Fresh Del Monte’s subsidiary signed a consent decree with the EPA for the performance of the clean up work for the Kunia Well Site. On September

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (Unaudited)
7. Contingencies (continued)
27, 2005, the U.S. District Court for Hawaii approved and entered the consent decree.
Other
In addition to the foregoing, Fresh Del Monte and its subsidiaries are involved from time to time in various claims and legal actions incident to Fresh Del Monte and its subsidiaries’ operations, both as plaintiff and defendant. In the opinion of management, after consulting with legal counsel, none of these other claims are currently expected to have a material adverse effect on the results of operations, financial position or cash flows of Fresh Del Monte and its subsidiaries.
8. Earnings Per Share
Basic and diluted per share income are calculated as follows (U.S. dollars in millions, except share and per share data):

	Three months ended		Nine months ended
	September 30,	September 24,	September 30,	September 24,
	2005	2004	2005	2004
Numerator:
Net income	$5.7	$13.7	$110.1	$120.1

Denominator:
Weighted average ordinary shares — Basic	58,003,667	57,555,461	57,898,573	57,428,477
Effect of dilutive securities — stock options	102,672	277,841	171,341	334,966

Weighted average ordinary shares — Diluted	58,106,339	57,833,302	58,069,914	57,763,443

Net income per ordinary share:
Basic	$0.10	$0.24	$1.90	$2.09

Diluted	$0.10	$0.24	$1.90	$2.08

9. Retirement and Other Employee Benefits
The following table sets forth the net periodic cost of Fresh Del Monte’s defined benefit pension plans and postretirement plan for the three and nine months ended September 30, 2005 and September 24, 2004 (U.S. dollars in millions):

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (Unaudited)
9. Retirement and Other Employee Benefits (continued)

	Pension Plans		Postretirement Plan
	Three months ended		Three months ended
	September 30,	September 24,	September 30,	September 24,
	2005	2004	2005	2004
Service cost	$0.6	$0.1	$0.1	$—
Interest cost	1.1	0.3	0.3	0.3
Expected return on assets	(0.7)	(0.2)	—	—

Net periodic costs	$1.0	$0.2	$0.4	$0.3

	Nine months ended		Nine months ended
	September 30,	September 24,	September 30,	September 24,
	2005	2004	2005	2004
Service cost	$1.8	$0.3	$0.1	$0.1
Interest cost	3.5	0.8	0.8	0.9
Expected return on assets	(2.2)	(0.7)	—	—

Net periodic costs	$3.1	$0.4	$0.9	$1.0

Pension plan net periodic costs for the three and nine months ended September 30, 2005 includes $0.8 million and $2.4 million, respectively, related to a defined benefit plan in the United Kingdom, the obligations of which were assumed and the assets of which were acquired by Fresh Del Monte with the acquisition of Del Monte Foods Europe on October 1, 2004.
10. Business Segment Data
Fresh Del Monte is principally engaged in one major line of business: production, distribution and marketing of bananas, other fresh produce and prepared food products. Fresh Del Monte’s products are sold in markets throughout the world, with its major producing operations located in North, Central and South America, Asia, Europe and Africa.
Fresh Del Monte’s operations are aggregated on the basis of its products: bananas, other fresh produce, prepared food and other products and services. Other fresh produce includes pineapples, melons, tomatoes, potatoes, onions, strawberries, non-tropical fruit (including grapes, citrus, apples, pears, peaches, plums, nectarines, apricots and kiwis), fresh-cut produce and other fruit and vegetables. Other products and services include a third-party freight business, a plastic product and box manufacturing business, a poultry business and a grain business. With the acquisition of Del Monte Foods Europe on October 1, 2004, Fresh Del Monte’s product lines now also include prepared food products.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (Unaudited)
10. Business Segment Data (continued)
Fresh Del Monte evaluates performance based on several factors, of which net sales and gross profit are the primary financial measures (U.S. dollars in millions):

	Three months ended
	September 30, 2005		September 24, 2004
		Gross Profit		Gross Profit
	Net Sales	(Loss)	Net Sales	(Loss)
Product net sales and gross profit (loss):
Bananas	$247.6	$(2.0)	$219.5	$(10.7)
Other fresh produce	382.6	40.4	350.0	40.8
Prepared foods products	72.0	11.8	—	—
Other products and services	38.3	0.3	40.9	0.7

Totals	$740.5	$50.5	$610.4	$30.8

	Nine months ended
	September 30, 2005		September 24, 2004
	Net Sales	Gross Profit	Net Sales	Gross Profit
Product net sales and gross profit:
Bananas	$829.3	$56.3	$770.9	$30.2
Other fresh produce	1,309.0	166.8	1,209.5	160.4
Prepared foods products	240.6	41.2	—	—
Other products and services	122.9	6.7	107.4	6.5

Totals	$2,501.8	$271.0	$2,087.8	$197.1

	September 30,	December 31,
	2005	2004
Identifiable assets:
North America	$394.9	$409.6
Europe	709.5	676.7
Africa	114.1	129.1
Asia	93.7	73.4
Central and South America	539.7	507.4
Maritime equipment (including containers)	128.2	142.3
Corporate	107.9	119.5

Total identifiable assets	$2,088.0	$2,058.0

11. Variable Interest Entity
In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities (revised December 2003)” (“FIN 46R”), which requires a variable interest entity (“VIE”) to be consolidated by its primary beneficiary. A primary beneficiary is the party that absorbs a majority of the entity’s expected losses or receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (Unaudited)
11. Variable Interest Entity (continued)
In May 2005, Fresh Del Monte began consolidating a corporation named Southern Fresh Products Inc. (“SFPI”). SFPI was created expressly for the purpose of selling all of its gold pineapple production to Fresh Del Monte. SFPI was incorporated in the Philippines by the issuance of 625,000 shares of common equity, of which Del Monte Fresh Fruit Far East BV, a wholly-owned subsidiary of Del Monte Fresh Produce BV which is wholly-owned by Fresh Del Monte, owns 249,998 shares, or a 40% minority interest.
Although Fresh Del Monte is the minority owner of SFPI, Fresh Del Monte and SFPI have profit-sharing arrangements that result in Fresh Del Monte realizing 70% of SFPI’s profits. Based on the criteria of FIN 46R, SFPI is considered to be a VIE and Fresh Del Monte is the primary beneficiary of SFPI’s expected residual returns. Although Fresh Del Monte is the primary beneficiary, the creditors of SFPI do not have recourse against Fresh Del Monte’s general credit.
At September 30, 2005, SFPI had $2.5 million of current assets, primarily composed of cash and crop inventory, $0.7 million of other assets, primarily composed of buildings and machinery, $0.4 million of payables and accruals, including intercompany payables, and $2.8 million in minority interest and other equity which are included in the accompanying consolidated balance sheet at September 30, 2005. For the inception-to-date period ended September 30, 2005, SFPI’s operating results were inconsequential and are included in the accompanying consolidated statements of income.
12. New Accounting Pronouncements
In December 2004, the FASB issued SFAS 123R, “Share Based Payment” (“SFAS 123R”). SFAS 123R is a revision to SFAS 123 and supersedes APB 25, “Accounting for Stock Issued to Employees,” and amends SFAS 95, “Statement of Cash Flows.” This statement requires a public entity to expense the cost of employee services received in exchange for an award of equity instruments. This statement also provides guidance on valuing and expensing these awards, as well as disclosure requirements of these equity arrangements. This statement was effective for the first interim reporting period beginning after June 15, 2005. However, on April 14, 2005, the Securities and Exchange Commission (“SEC”) amended the compliance date for public companies to implement SFAS 123R to be the beginning of the first annual period after December 15, 2005 which, for Fresh Del Monte, is December 31, 2005 (the first day of its 2006 fiscal year). As previously disclosed, the adoption of SFAS 123R’s fair value method will have an impact, possibly significant, on Fresh Del Monte’s results of operations but no impact on our overall financial position. The ultimate impact is also dependent on future issuances of stock options, if any. However, as of yet, Fresh Del Monte has not completed the analysis of the ultimate impact that this new pronouncement will have on its results of operations.
On March 29, 2005, the Staff of the SEC (“Staff”) issued Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB 107”). Although not altering any conclusions reached in SFAS 123R, SAB 107 provides the views of the Staff regarding the interaction between SFAS 123R and certain SEC rules and regulations and, among other things, provides the Staff’s views regarding the valuation of share-based payment arrangements for public companies. Fresh Del Monte intends to follow the interpretative guidance on share-based payment set forth in SAB 107 during its adoption of SFAS 123R.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (Unaudited)
12. New Accounting Pronouncements (continued)
In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”), an interpretation of SFAS 143, “Accounting for Asset Retirement Obligations”. FIN 47 clarifies that an entity must record a liability for a “conditional” asset retirement obligation if the fair value of the obligation can be reasonably estimated. The types of asset retirement obligations that are covered by FIN 47 are those for which an entity has a legal obligation to perform an asset retirement activity, however the timing and (or) method of settling the obligation are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Fresh Del Monte does not believe that the adoption of FIN 47 will have a material impact on its results of operations, financial position or cash flows.
In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections – replacement of APB Opinion No. 20 and FASB Statement No. 3”. SFAS 154 changes the accounting for and reporting of a change in accounting principle by requiring retrospective application of changes in accounting principles to prior periods’ financial statements unless impracticable. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. Fresh Del Monte does not expect the adoption of SFAS 154 will have a material impact on its results of operations, financial position or cash flows.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
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MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Unaudited)
Liquidity and Capital Resources
Net cash provided by operating activities was $127.7 million for the first nine months of 2005 as compared to $162.0 million of cash provided by operating activities for the first nine months of 2004. The decrease in cash provided by operating activities is principally attributable to lower net income combined with funding higher levels of working capital in 2005 compared with 2004, partially offset by an increase in depreciation and amortization expense.
Working capital was $386.2 million at September 30, 2005, compared to $299.9 million at December 31, 2004, an increase of $86.3 million. This increase in working capital is primarily attributable to higher levels of inventories, increases in advances to growers and other receivables and a decrease in accounts payable and accrued expenses.
Net cash used in investing activities for the first nine months of 2005 was $53.8 million compared with net cash used in investing activities of $90.3 million for the first nine months of 2004. Net cash used in investing activities for the first nine months of 2005 consisted primarily of capital expenditures of $54.9 million for the expansion of production operations in South America and fresh-cut facilities in North America and for information technology initiatives. Net cash used in investing activities for the first nine months of 2004 consisted primarily of capital expenditures of $70.1 million for the expansion of production operations in South America, distribution centers and fresh-cut facilities in Europe and North America and for information technology, and the acquisition of Can-Am Express, Inc. and RLN Leasing, Inc. (collectively, “Can-Am”), a nationally-recognized refrigerated trucking operation based in Fargo, North Dakota, for $18.8 million.
Net cash used in financing activities for the first nine months of 2005 was $82.8 million compared with $43.1 million of net cash used in financing activities for the first nine months of 2004. Net cash used in financing activities for the first nine months of 2005 consisted primarily of net repayments of long-term debt of $51.6 million and $34.8 million of cash payments of dividends partially offset by $3.6 million in cash proceeds received from stock options exercised. Net cash used in financing activities for the first nine months of 2004 consisted primarily of net repayments of long-term debt of $11.8 million and payments of cash dividends of $34.5 million partially offset by $3.2 million of cash proceeds received from stock options exercised.
On March 21, 2003, Fresh Del Monte, and certain wholly-owned subsidiaries entered into a $400.0 million, four-year syndicated revolving credit facility (“Revolving Credit Facility”), with Rabobank Nederland, New York Branch, as administrative agent. On November 9, 2004, the Revolving Credit Facility was amended to increase the total commitment to $600.0 million, to add a term loan commitment of up to $400.0 million, to extend its maturity to November 10, 2009 and to increase the letter of credit facility to $100.0 million.
The Revolving Credit Facility is collateralized directly or indirectly by substantially all of Fresh Del Monte’s assets and is guaranteed by certain of Fresh Del Monte’s subsidiaries. The Revolving Credit Facility permits borrowings with an interest rate, depending on Fresh Del Monte’s leverage ratio, based on a spread over London Interbank Offer Rate (“LIBOR”) (4.82% at September 30, 2005). At September 30, 2005, there was $285.8 million outstanding under the Revolving Credit Facility.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
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MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) (Unaudited)
Liquidity and Capital Resources (continued)
The Revolving Credit Facility requires Fresh Del Monte to be in compliance with various financial and other covenants and limits the amount of future dividends. As of September 30, 2005, Fresh Del Monte was in compliance with all of the financial and other covenants contained in the Revolving Credit Facility.
At September 30, 2005, Fresh Del Monte had $288.6 million available under committed working capital facilities, primarily all of which is represented by the Revolving Credit Facility. The Revolving Credit Facility also includes a swing line facility and a letter of credit facility. At September 30, 2005, Fresh Del Monte applied $27.9 million to the letter of credit facility, primarily related to the Del Monte Foods Europe acquisition, which requires Fresh Del Monte to guarantee certain contingent obligations under the purchase agreement.
As of September 30, 2005, Fresh Del Monte had $317.4 million of long-term debt and capital lease obligations, including the current portions, consisting of $285.8 million outstanding under the Revolving Credit Facility, $24.1 million of capital lease obligations and $7.5 million of other long-term debt and notes payable.
As of September 30, 2005, Fresh Del Monte had cash and cash equivalents of $35.0 million.
Results of Operations
Third Quarter 2005 Compared with Third Quarter 2004
Net Sales. Net sales for the third quarter of 2005 were $740.5 million compared with $610.4 million for the third quarter of 2004. The increase in net sales of $130.1 million was primarily attributable to net sales of the new prepared food business in Europe of $72.0 million combined with higher net sales of other fresh produce of $32.6 million, higher net sales of bananas of $28.1 million, partially offset by lower net sales of other products and services of $2.6 million. The increase in net sales of other fresh produce was principally due to a 27% increase in net sales of fresh-cut fruit and vegetables as a result of higher volumes sold due to an expanding customer base, combined with higher net sales of avocados, melons, and tomatoes, partially offset by lower net sales of deciduous fruit and vegetables. The increase in net sales of bananas was primarily attributable to higher selling prices in Europe and Asia.
Net sales were positively impacted by a weaker U.S. dollar versus the euro, British pound, Japanese yen and Korean won. The net effect of foreign exchange in the third quarter of 2005 compared with the same period of 2004 was an increase in net sales of approximately $15.5 million.
Cost of Products Sold. Cost of products sold was $690.0 million for the third quarter of 2005 compared with $579.6 million for the third quarter of 2004, an increase of $110.4 million. This increase in cost of products sold was primarily attributable to the new prepared food business in Europe, which contributed $60.2 million of the increase in cost of products sold, combined with higher fruit procurement, ocean freight, inland transportation and other operating costs. These increased costs are expected to continue going forward.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
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MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) (Unaudited)
Gross Profit. Gross profit was $50.5 million for the third quarter of 2005 compared with $30.8 million for the same period in 2004, an increase of $19.7 million. The increase in gross profit is principally due to the new prepared food business in Europe, combined with higher gross profit on bananas and melons partially offset by reduced gross profit on gold pineapple and non-tropical fruit. The increase in gross profit on bananas and melons is primarily due to improved per unit selling prices. The decrease in gross profit on gold pineapples and non-tropical fruit is principally due to higher fruit procurement, ocean freight and distribution costs combined with lower per unit selling prices.
Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $17.2 million from $29.3 million in the third quarter of 2004 to $46.5 million for the third quarter of 2005. The increase is principally due to the new prepared food business in Europe, which contributed $12.8 million of the increase, combined with higher selling and promotional activities, information technology costs and professional fees including costs associated with implementing the requirements of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”).
Asset Impairment Charges. Based on continued operating losses and discontinued product lines in the United Kingdom, the United States and Brazil, related to the other fresh produce and banana categories, certain machinery and equipment was written down to its estimated fair value. As a result, an asset impairment charge of $5.4 million was recorded during the third quarter of 2004.
Operating Income (Loss). Operating income for the third quarter of 2005 was $4.0 million compared to an operating loss of $3.9 million for the third quarter of 2004, an increase in operating income of $7.9 million. The increase in operating income was due to higher gross profit in the third quarter of 2005 and an asset impairment charge during the third quarter of 2004 partially offset by increased selling, general and administrative expenses during the third quarter of 2005.
Interest Expense. Interest expense increased by $1.8 million to $2.7 million for the third quarter of 2005 compared with $0.9 million for the third quarter of 2004, as a result of higher average debt balances.
Other Income (Expense), Net. There was no net other income (expense) in the third quarter of 2005 compared with other expense of $1.7 million in the third quarter of 2004, a decrease in other expense of $1.7 million. The decrease in other expense during the third quarter of 2005 as compared with the third quarter of 2004 is primarily due to property insurance recovery and reduced foreign exchange losses partially offset by higher equity losses from unconsolidated subsidiaries.
Provision for (Benefit from) Income Taxes. There was a benefit from income taxes of $4.3 million in the third quarter of 2005 compared to a benefit from income taxes of $19.8 million in the third quarter of 2004. The benefit from income taxes in the third quarter of 2005 is primarily due to increases in net deferred tax assets as a result of net operating losses expected to be utilized against future taxable income in certain jurisdictions. The benefit from income taxes in the third quarter of 2004 includes a net benefit of $20.6 million, primarily due to the reversal of tax contingency accruals net of changes in deferred tax assets for the settlement of a United States federal income tax audit for the years 1997 through 2001.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) (Unaudited)
First Nine Months of 2005 Compared with First Nine Months of 2004
Net Sales. Net sales for the first nine months of 2005 were $2,501.8 million compared with $2,087.8 million for the first nine months of 2004. The increase in net sales of $414.0 million was primarily attributable to net sales of the new prepared food business in Europe of $240.6 million, combined with higher net sales of other fresh produce of $99.5 million, higher net sales of bananas of $58.4 million and higher net sales of other products and services of $15.5 million. The increase in net sales of other fresh produce was principally due to a 41% increase in net sales of fresh-cut fruit and vegetables as a result of higher volumes sold due to an expanding customer base, combined with higher sales volume and per unit selling prices of avocados and melons, partially offset by lower net sales of non-tropical fruit and vegetables. The increase in net sales of bananas was attributable to higher selling prices in Europe and North America partially offset by reduced sales volume in those regions. In Asia, banana sales volumes increased and selling prices were slightly lower. The increase in net sales of other products and services is principally due to higher sales of third-party freight service and our poultry business.
Net sales were positively impacted by a weaker dollar versus the euro, British pound, Japanese yen and Korean won. The net effect of foreign exchange in the first nine months of 2005 compared with the same period of 2004 was an increase in net sales of approximately $58.0 million.
Cost of Products Sold. Cost of products sold was $2,230.8 million for the first nine months of 2005 compared with $1,890.7 million for the first nine months of 2004, an increase of $340.1 million. This increase in cost of products sold was primarily attributable to the new prepared food business in Europe, which contributed $199.4 million of the increase in cost of products sold, combined with higher fruit procurement, containerboard, ocean freight, inland transportation and other operating costs, including a 44% increase in fuel costs. These cost increases are expected to continue going forward.
Gross Profit. Gross profit was $271.0 million for the first nine months of 2005 compared with $197.1 million for the same period in 2004, an increase of $73.9 million. The increase in gross profit is principally due to the new prepared food business in Europe, combined with higher gross profit on bananas, melons and fresh-cut fruit and vegetables, partially offset by reduced gross profit on gold pineapples, tomatoes and non-tropical fruit. The increase in gross profit on bananas was principally due to higher per unit selling prices in Europe, partially offset by reduced worldwide volume and increased ocean freight, distribution and other operating costs. However, gross profit was reduced primarily due to higher fruit procurement, containerboard, ocean freight and distribution costs combined with reduced per unit selling prices of gold pineapples as a result of additional supply in the market.
Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $60.1 million from $83.6 million in the first nine months of 2004 to $143.7 million for the first nine months of 2005. The increase is principally due to the new prepared food business in Europe, which contributed $40.1 million of the increase, higher information technology costs and professional fees including costs associated with implementing the requirements of Sarbanes-Oxley.
Asset Impairment Charges. Based on the underutilization of a facility and equipment in North America related to the other fresh produce segment, charges totaling $2.1 million for impairments of long-lived assets were recorded in the first nine months of 2005, all in the first quarter. Based on continued operating losses

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
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MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued) (Unaudited)
and discontinued product lines in the United Kingdom, the United States and Brazil, related to the other fresh produce and banana categories, certain machinery and equipment were written down to its estimated fair value. As a result, an asset impairment charge of $5.4 million was recorded during the third quarter of 2004.
Operating income. Operating income for the first nine months of 2005 increased by $17.1 million to $125.2 million compared with $108.1 million for the first nine months of 2004. The increase in operating income was due to higher gross profit partially offset by increased selling, general and administrative expenses and an asset impairment charge.
Interest Expense. Interest expense increased by $8.4 million to $11.7 million for the first nine months of 2005 compared with $3.3 million for the first nine months of 2004, principally as a result of higher average debt balances.
Other Income (Expense), Net. Other expense increased by $2.4 million from no other income or expense for the first nine months of 2004 to other expense of $2.4 million in the first nine months of 2005. The increase in other expense is due principally to foreign exchange losses, combined with equity losses from unconsolidated subsidiaries partially offset by gains on property disposals and property insurance recoveries.
Provision for (Benefit from) Income Taxes. Provision for (benefit from) income taxes increased from a benefit of $14.6 million in the first nine months of 2004 to a provision of $1.5 million in the first nine months of 2005. The provision for income taxes in the first nine months of 2005 includes increases in net deferred tax assets as a result of net operating losses expected to be utilized against future taxable income in certain jurisdictions. The benefit from income taxes in the first nine months of 2004 includes a net benefit of $20.6 million, primarily due to the reversal of tax contingency accruals net of changes in deferred tax assets for the settlement of a United States federal income tax audit for the years 1997 through 2001.
Seasonality
Interim results are subject to significant seasonal variations and may not be indicative of the results of operations for the entire 2005 year.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES
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DISCLOSURE CONTROLS AND PROCEDURES
Fresh Del Monte carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures as of September 30, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon that evaluation, Fresh Del Monte’s Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of such date to ensure that information required to be disclosed in the reports that it files or submits under the SEC rules and forms. Such officers also confirm that there was no change in Fresh Del Monte’s internal control over financial reporting during the quarter ended September 30, 2005 that has materially affected, or is reasonably likely to materially affect, Fresh Del Monte’s internal control over financial reporting.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fresh Del Monte Produce Inc.
Date: November 9, 2005	By:	/s/ Hani El-Naffy
Hani El-Naffy
President & Chief Operating Officer

	By:	/s/ John F. Inserra
John F. Inserra
Executive Vice President & Chief Financial Officer